Exhibit 11

The Allstate Corporation and Subsidiaries
Computation of Earnings Per Common Share

	Year Ended December 31,
(in millions, except per share data)	2006	2005	2004
Net Income	$4,993	$1,765	$3,181

Basic earnings per common share computation:
Weighted average number of common shares(1)	632.5	661.7	695.6

Net income per share—basic	$7.89	$2.67	$4.57

Diluted earnings per common share computation:
Weighted average number of common shares(1)	632.5	661.7	695.6
Assumed exercise of dilutive stock options	3.4	5.1	4.7
Effect of potential restricted stock units	1.3	0.5	—

Adjusted weighted number of common shares outstanding	637.2	667.3	700.3

Net income per share—diluted	$7.84	$2.64	$4.54

(1)
Common shares held as treasury shares were 278 million, 254 million and 217 million, at December 31, 2006, 2005 and 2004, respectively.